White River Energy Corp

609 W/ Dickson St., Suite 102 G

Fayetteville, AR 72701

September 19, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re:	White River Energy Corp
Amendment No. 9 to Registration Statement on Form S-1
Filed September 7, 2023
File No. 333-268707

Ladies and Gentlemen:

This letter is submitted by White River Energy Corp (the “Company”) in response to the oral comment received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Amendment No. 9 to the Registration Statement on Form S-1 filed September 7, 2023. Amendment No. 10 is being filed simultaneously. The changes appearing in Amendment No. 10 consist of: (i) removing a sentence referring to revisions of estimates relating to changes in performance for certain wells from the footnote to the table appearing on page F-69 in the Supplemental Information on Oil and Gas Producing Activities for the fiscal years ended March 31, 2023 and 2022 in response to the Staff’s oral comment, and (ii) registering additional shares of common stock issuable upon exercise of the Series C Convertible Preferred Stock and exercise of Warrants as required by the corporate charter. Previously, the Form S-1 had used a $1.00 conversion price for determining the number of shares of common stock so issuable. Due to a decline in the stock price, the Company is required to register additional shares. As a result, the only disclosure revised consists of number changes in the sections titled “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “The Private Placement,” “Selling Stockholders” and “Principal Stockholders” as well as Exhibit 107 to reflect the increase in the number of shares of common stock and warrants being registered for sale by the selling stockholders, which securities increased by virtue of the formula for determining the conversion price for the Series C Convertible Preferred Stock and in turn the Warrants representing 200% warrant coverage on such preferred stock.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-644-2222, mharris@nasonyeager.com.

Sincerely,

White River Energy Corp

By:	/s/ Jay Puchir
Jay Puchir, CFO

cc:	Michael Harris, Esq.